Exhibit 21.1
Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Organization

NFC Castings, Inc.	Delaware
Neenah Foundry Company	Wisconsin
Advanced Cast Products, Inc.	Delaware
Dalton Corporation	Indiana
Dalton Corporation, Warsaw Manufacturing Facility	Indiana
Dalton Corporation, Stryker Machining Facility Co.	Ohio
Dalton Corporation, Ashland Manufacturing Facility	Ohio
Dalton Corporation, Kendallville Manufacturing Facility	Indiana
Deeter Foundry, Inc.	Nebraska
Gregg Industries, Inc.	California
Mercer Forge Corporation	Delaware
A & M Specialties, Inc.	Pennsylvania
Neenah Transport, Inc.	Wisconsin
Cast Alloys, Inc.	California
Belcher Corporation	Delaware
Peerless Corporation	Ohio